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                                                            File No. 000-26052

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                                  FORM 6-K

                      Report of Foreign Private Issuer
                  Pursuant to Rule 13a-16 or 15d-16 of the
                      Securities Exchange Act of 1934

                      For the month of November, 2001

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                             BAAN COMPANY N.V.
           (Exact name of registrant as specified in its charter)

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                         Baron van Nagellstraat 89
                             3771 LK Barneveld
                              The Netherlands
                  (Address of principal executive offices)

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                    (Indicate by check mark whether the registrant
           files or will file annual reports under cover of Form
           20-F or Form 40-F.)

                   Form 20-F      x      Form 40-F
                             -----------           -----------

                    (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes             No      x
                           -----------    -----------

                     If "Yes" is marked, indicate below the file number
            assigned to the registrant in connection with Rule
            12g3-2(b): __N/A___

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                             BAAN COMPANY N.V.
                                  Form 6-K


          In connection with its November 27, 2001 Annual General Meeting of Shareholders, Baan Company N.V., a Netherlands corporation, issued a press release dated November 27, 2001, a copy of which is attached hereto as Exhibit 99.1.

          Exhibit No.          Description
          -----------          -----------

          Exhibit 99.1 Press release of Baan Company N.V. issued on November 27, 2001.

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                                 SIGNATURE
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          Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  November 28, 2001        Baan Company N.V.

                                 By:  /s/ Laurens van der Tang
                                    ---------------------------------------
                                    Name:   Laurens van der Tang
                                    Title:  President and Managing Director


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                               EXHIBIT INDEX
                               -------------

          Exhibit No.          Description
          -----------          -----------

          Exhibit 99.1 Press release of Baan Company N.V. issued on November 27, 2001.